SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the Fiscal Year ended March 30, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _______ to ________

                          Commission file number 1-9247

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                            (Full title of the Plan)

                     Computer Associates International, Inc.
                          One Computer Associates Plaza
                               Islandia, NY 11749

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1.  Financial Statements and Exhibits.

(a) The financial statements filed herewith consist of the following:

      Reports of Independent Auditors                                 F-1

      Statement of Assets Available for Benefits
       as of March 30, 1999                                           F-3

      Statement of Net Assets Available for Benefits
       as of March 30, 1998                                           F-4

      Statement of Changes in Assets Available for
       Benefits for the Year Ended March 30, 1999                     F-5

      Notes to Financial Statements                                   F-6

      ITEM 27a  Schedule of Assets Held for Investment Purposes
       as of March 30, 1999                                           F-12

      ITEM 27d  Schedule of Reportable Transactions for the
       year ended March 30, 1999                                      F-13

(b) The exhibits filed in connection with this Annual Report are as follows:

      Exhibit Number                     Document
      --------------                  --------------
      Exhibit 23(a)                   Consent of KPMG LLP
      Exhibit 23(b)                   Consent of Ernst & Young LLP


                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee (who Administer the Computer Associates Savings Harvest
Plan) have duly caused this Annual Report to be signed by the Undersigned thereunto duly authorized.


                  COMPUTER ASSOCIATES
                  SAVINGS HARVEST PLAN


Date: September 28, 1999       By:  /s/ Ira Zar
                                    ----------------------
                                    Ira Zar
                                    Member, Plan Committee

                               COMPUTER ASSOCIATES

                              SAVINGS HARVEST PLAN

                       Financial Statements and Schedules

                             March 30, 1999 and 1998

                   (With Independent Auditors' Report Thereon)


                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN


                                Table of Contents


                                                                           Page
Independent Auditors' Report                                                 1

Financial Statements
  Statement of Assets Available for Benefits as of March 30, 1999            3

  Statement of Net Assets Available for Benefits as of March 30, 1998        4

  Statement of Changes in Assets Available for Benefits for the year
   ended March 30, 1999                                                      5

  Notes to Financial Statements                                              6


Schedules

1 - Line 27a--Schedule of Assets Held for Investment Purposes               12

2 - Line 27d--Schedule of Reportable Transactions                           13



                         Report of Independent Auditors



Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:


We have audited the accompanying statement of assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 1999, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of Computer Associates Savings Harvest Plan as of March 30, 1998, was audited by other auditors whose report thereon dated August 27, 1998, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of March 30, 1999, and the changes in assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic 1999 financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic 1999 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits as of and for the year ended March 30, 1999 is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1999 financial statements taken as a whole.

                                                      /s/ KPMG LLP
September 3, 1999

                         Report of Independent Auditors



Administrative Committee
Computer Associates Savings Harvest Plan:


We have audited the accompanying statement of net assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 1998. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at March 30, 1998 in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

August 27, 1998


                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                   Statement of Assets Available for Benefits
                            (with fund information)

                                 March 30, 1999


                                                                     Participant-Directed
                          ----------------------------------------------------------------------------------------------------------
                                                     U.S.                                          Retirement Diversified
                             Inter-                 Equity                Growth and    Computer     Money      Inter-   Participant
                            mediate     Puritan     Index     Magellan      Income     Associates    Market    national     Loans
                Total      Bond Fund     Fund      Portfolio   Fund       Portfolio    Stock Fund   Portfolio   Fund        Fund
             -----------------------------------------------------------------------------------------------------------------------
Assets:
Investments,
 at fair
 value:
 Fidelity
  Investments
  mutual
  funds      $501,558,559 $19,096,154 $49,324,144 $49,087,484 $61,002,611 $60,932,810 $210,607,377 $46,016,737 $5,491,242
 Participant
  loans
  receivable    9,052,206                                                                                                 $9,052,206
             -----------------------------------------------------------------------------------------------------------------------
Total
 investments  510,610,765  19,096,154  49,324,144  49,087,484  61,002,611  60,932,810  210,607,377  46,016,737  5,491,242  9,052,206

Employer
 contrib-
 utions
 receivable    19,647,269                                                               19,647,269

Receivable
 from other
 plan           4,138,499                                                                            4,138,499
             -----------------------------------------------------------------------------------------------------------------------
Total assets  534,396,533  19,096,154  49,324,144  49,087,484  61,002,611  60,932,810  230,254,646  50,155,236  5,491,242  9,052,206
             -----------------------------------------------------------------------------------------------------------------------
Assets
available
for benefits $534,396,533 $19,096,154 $49,324,144 $49,087,484 $61,002,611 $60,932,810 $230,254,646 $50,155,236 $5,491,242 $9,052,206
             =======================================================================================================================




See accompanying notes to financial statements.




                    Computer Associates Savings Harvest Plan

                 Statement of Net Assets Available for Benefits
                             (with fund information)

                                 March 30, 1998



                                                                     Participant-Directed
                        ------------------------------------------------------------------------------------------------------------
                                              U.S. Equity               Growth and   Computer   Retirement  Diversified Participant
                        Intermediate  Puritan    Index      Magellan      Income    Associates Money Market International  Loans
               Total     Bond Fund     Fund    Portfolio     Fund       Portfolio   Stock Fund  Portfolio      Fund         Fund
            ------------------------------------------------------------------------------------------------------------------------
Assets:
Investments,
at fair
value:
 Fidelity
  Investments
  mutual
  funds      $575,333,126 $18,990,952 $53,662,491 $44,142,965 $45,571,421 $56,558,178 $294,116,810 $57,398,828 $4,891,481
 Participants
  loans
  receivable    9,138,599                                                                                                 $9,138,599
            ------------------------------------------------------------------------------------------------------------------------
Total
 investments  584,471,725  18,990,952  53,662,491  44,142,965  45,571,421  56,558,178  294,116,810  57,398,828  4,891,481  9,138,599

Employer
 contributions
 receivable:   16,864,631                                                               16,864,631
             -----------------------------------------------------------------------------------------------------------------------
Total assets  601,336,356  18,990,952  53,662,491  44,142,965  45,571,421  56,558,178  310,981,441  57,398,828  4,891,481  9,138,599
             -----------------------------------------------------------------------------------------------------------------------
 Assets
 available
 for
 benefits    $601,336,356 $18,990,952 $53,662,491 $44,142,965 $45,571,421 $56,558,178 $310,981,441 $57,398,828 $4,891,481 $9,138,599
             =======================================================================================================================




See accompanying notes to financial statements.



                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

              Statement of Changes in Assets Available for Benefits
                             (with fund information)

                            Year ended March 30, 1999


                                                                   Participant-Directed
                          ----------------------------------------------------------------------------------------------------------
                                                     U.S.                                         Retirement  Diversified
                             Inter-                Equity                Growth and   Computer      Money       Inter-   Participant
                            mediate     Puritan      Index     Magellan     Income    Associates    Market     national     Loans
                 Total     Bond Fund     Fund     Portfolio     Fund      Portfolio   Stock Fund   Portfolio    Fund         Fund
            ------------------------------------------------------------------------------------------------------------------------
Additions:
 Contributions:
  Employers   $23,215,254 $  238,735 $   554,720 $   604,120 $   751,630 $   894,318 $ 21,728,213 $(1,651,364) $ 94,882
  Participants 34,360,798  1,080,484   2,415,085   3,472,214   4,176,081   5,189,238   10,217,566   7,109,706   700,424
 Interest and
  dividend
  income       16,830,819  1,202,111   5,301,648     996,752   2,580,465   3,234,129      268,787   3,044,468   202,459
 Net realized
  and unrealized
  appreciation
  (depreciation)
  in fair
  value of
  investments (87,015,925)   (37,728)   (794,609)  6,370,347   9,026,725   5,259,239 (106,872,100)              32,201
 Transfer from
  other plans   8,495,647    374,936      88,266     662,943   1,817,740     575,101                4,377,500  395,410   $  203,751
             -----------------------------------------------------------------------------------------------------------------------
Total
 additions    (4,113,407)  2,858,538   7,565,110  12,106,376  18,352,641  15,152,025  (74,657,534) 12,880,310  1,425,376    203,751

Deductions:
 Benefit
  payments   (62,693,638) (2,789,263) (6,020,962) (6,954,547) (5,868,629) (7,206,540) (16,842,014)(16,011,480)  (470,776)  (529,427)
 Administrative
  expenses      (132,778)     (2,772)     (4,306)       (644)     (1,041)     (3,756)      (4,294)   (115,965)
             -----------------------------------------------------------------------------------------------------------------------
Total
 deductions  (62,826,416) (2,792,035) (6,025,268) (6,955,191) (5,869,670) (7,210,296) (16,846,308)(16,127,445)  (470,776)  (529,427)
             -----------------------------------------------------------------------------------------------------------------------
Increase
 (decrease)
 prior to
 interfund
 transfers,
 net         (66,939,823)     66,503   1,539,842   5,151,185  12,482,971   7,941,729  (91,503,842) (3,247,135)   954,600   (325,676)
Interfund
 transfers,
 net                          38,699  (5,878,189)   (206,666)  2,948,219  (3,567,097)  10,777,047  (3,996,457)  (354,839)   239,283
             -----------------------------------------------------------------------------------------------------------------------
Net additions
 (deductions)(66,939,823)    105,202  (4,338,347)  4,944,519  15,431,190   4,374,632  (80,726,795) (7,243,592)   599,761    (86,393)

Assets
 available
 for benefits
 at beginning
 of year     601,336,356  18,990,952  53,662,491  44,142,965  45,571,421  56,558,178  310,981,441  57,398,828  4,891,481  9,138,599
             -----------------------------------------------------------------------------------------------------------------------
Assets
 available
 for benefits
 at end of
 year       $534,396,533 $19,096,154 $49,324,144 $49,087,484 $61,002,611 $60,932,810 $230,254,646 $50,155,236 $5,491,242 $9,052,206
            ========================================================================================================================



See accompanying notes to financial statements.


                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999


(1)    Description of the Plan

       The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to employee contributions as of the first of the month following date of hire. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

              The Plan is administered by the Computer Associates Savings Harvest Plan Committee which consists of senior management of the Company. The trustee of the Plan is Fidelity Investments.

              As a result of acquisitions by the Company, the assets of the Realogic, Inc. Savings Plan and Viewpoint Retirement Plan were transferred into the Plan during the plan year ended March 30, 1999. The assets of LDA Systems, Inc. Retirement Savings Plan were partially transferred into the Plan during the plan year ended March 30, 1999 with the remaining assets being transferred into the Plan in May 1999, which amount is classified as a receivable on the accompanying statement of assets available for benefits as of March 30, 1999.

       (b)    Participant Accounts

              A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to the participant's accounts based upon the percentage investment of the account balance to the total fund balances. Forfeited balances of terminated participant's nonvested accounts may be used to reduce future Company contributions and fund plan expenses.

       (c)    Contributions

              Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time, but not more than once quarterly.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999


              To comply with the applicable Internal Revenue Code provision, pre-tax contributions elected by any participant may not exceed $10,000 for the calendar years ended December 31, 1999 and 1998. Participants may also contribute on an after-tax basis.

              For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation (contributions are subject to certain IRS limitations). The matching contributions for the year ended March 30, 1999 were $6,326,925 of which $2,758,940 was funded from Plan forfeitures.

              In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 1999 was $19,647,269, which will be paid in the form of 540,129 common shares of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30th, generally in the same ratio that the participant's base compensation for the plan year bears to the base compensation of all participants for such plan year. In fiscal year 1997, the Plan was amended to allow for the use of forfeitures for Company discretionary contributions.

       (d)    Vesting

              The matching and discretionary contributions made by the Company vest as follows:

                         Percentage                      After years
                         of vesting                       of service
                         ----------                      -----------
                              0%                         Less than 3
                             20%                              3
                             40%                              4
                             60%                              5
                             80%                              6
                            100%                              7

              In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

       (e)    Investment Options

              The assets of the Plan are invested by Fidelity Investments in eight separate funds:

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999




              Fidelity   Intermediate   Bond  Fund  -   invests   in  medium  to
              high-quality grade fixed-income obligations with intermediate maturities.

              Fidelity Puritan Fund - invests in a wide variety of securities of U.S. and foreign issuers, including some emerging markets.

              Fidelity Spartan U.S. Equity Index - invests primarily in the common stock of the 500 companies that make up the Standard and Poor's 500 index.

              Fidelity Magellan Fund - invests in common stocks and securities convertible to common stock of both U.S. and foreign issues.

              Fidelity Growth and Income Portfolio - invests in U.S. and foreign common stocks, securities convertible to common stock, preferred stock and fixed income securities.

              Computer Associates Stock Fund - invests in the common stock of the Company and temporarily in short-term liquid investments such as interest-bearing cash.

              Fidelity   Retirement   Money   Market   Portfolio  -  invests  in
              high-quality money market securities of U.S. and foreign issues.

              Fidelity Diversified International Fund - invests primarily in stocks of companies located outside of the United States that are included in the Morgan Stanley EAFE Index.

              Participants may direct future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%.

       (f)    Payment of Benefits

              The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Computer Associates Savings Harvest Plan Committee.

       (g)    Participant Loans Receivable

              Any participant may take a loan from his/her account based upon certain provisions of the Plan being met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled. Loans bear interest at market rates and

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999



              are fixed at the time of application for the loan. The rate at March 30, 1999 was 8.75%. All loans are being repaid in equal semi-monthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five-years as they were for purchases of principal residences. Loans outstanding as of March 31, 1999 bore interest ranging from 7% - 11% and terms from one to twenty years. Participant loan fees are borne by the participant and amounted to $25,405 for plan year ended March 30, 1999.

       (h)    Administrative Expenses

              To the extent that the costs of recordkeeping and administration of the funds are not covered by plan forfeitures, they are borne by the Company. Such costs for plan year ended March 30, 1999 were $107,373 and were covered by plan forfeitures.

              Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $91,312 for the year ended March 30, 1999.

       (i)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.


(2)    Summary of Significant Accounting Policies

       The accompanying financial statements of the Plan have been prepared in accordance with generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on an accrual method of accounting.

       (b)    Investments Valuation and Income Recognition

              Investments in Fidelity funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans receivable are valued at face value which approximates fair value.

                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999


              The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the change in the difference between the fair value and the cost of investments for each year. Amounts are included in the statement of changes in assets available for benefits.

              Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

       (c)    Payments of Benefits

              Benefits to participants or their beneficiaries are recorded when paid.

       (d)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(3)    Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                  March 30, 1999
                                                  --------------
          Assets available for benefits
            per the financial statements           $ 534,396,533
          Less amounts allocated to
            withdrawing participants                   1,258,484
                                                  --------------

          Assets available for benefits
            per the Form 5500                      $ 533,138,049
                                                  ==============



                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                          Notes to Financial Statements

                                 March 30, 1999



       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                    Year ended
                                                  March 30, 1999
                                                  --------------
          Benefits paid to participants
            per the financial statements           $ 62,693,638
          Add amounts allocated to withdrawing
            participants at March 30, 1999            1,258,484
          Less amounts allocated to withdrawing
            participants at March 30, 1998            5,715,610
                                                  --------------
          Benefits paid to participants per
            the Form 5500                          $ 58,236,512
                                                  ==============


                                                                                               Schedule 1



                       COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

              Line 27a - Schedule of Assets Held for Investment Purposes

                                     March 30, 1999


Identity of issuer,
borrower, lessor or                                                                  Current
  similar party                  Description                            Cost          value
- -----------------------------------------------------------------------------------------------------------
Fidelity Investments    Fidelity Intermediate Bond Fund,            $ 19,409,923   $ 19,096,154
                         1,879,543 units

Fidelity Investments    Fidelity Puritan Fund,                        42,469,300     49,324,144
                         2,444,209 units

Fidelity Investments    Fidelity U.S. Equity Index Portfolio,         31,543,677     49,087,484
                         1,068,280 units

Fidelity Investments    Fidelity Magellan Fund,                       43,925,706     61,002,611
                         470,155 units

Fidelity Investments    Fidelity Growth and Income Portfolio,         43,964,280     60,932,810
                         1,306,450 units

Fidelity Investments    Fidelity Retirement Money Market Portfolio,   46,016,737     46,016,737
                         46,016,737 units

Computer Associates     Computer Associates Stock Fund,              180,226,344    210,607,377
 International, Inc.      4,202,901 units

Fidelity Investments    Fidelity Diversified International Fund,       5,203,806      5,491,242
                         301,717 units

Plan participants       Loans to participants with interest
                        rates ranging from 7% to 11%
                        and terms from 1 year to 20 years              9,052,206      9,052,206
                                                                    ------------   ------------
                        Total                                       $421,811,979   $510,610,765
                                                                    ============   ============
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


                    COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

                 Line 27d - Schedule of Reportable Transactions

                            Year ended March 30, 1999



                                                                                                                       Schedule 2


                                                                                         Expense             Current
                                                                                        incurred            value of
                                            Number               Number                   with              asset on       Net
     Identity of        Description          of      Purchase     of    Selling   Lease  trans-  Cost of   transaction   gain or
   party involved         of asset         purchases   price     sales   price    rental action   asset       date        (loss)
- ------------------------------------------------------------------------------------------------------------------------------------
Series of transactions:

 Computer Associates
  International, Inc.  Computer Associates
                        Stock Fund           252    $340,275,022                     $-   $-   $340,275,022 $340,275,022

 Computer Associates
  International, Inc.  Computer Associates
                        Stock Fund                                 252  $316,910,680  -    -    294,010,930  316,910,680 $22,899,750

 Fidelity Investments  Puritan Fund          246      16,643,493                      -    -     16,643,493   16,643,493

 Fidelity Investments  Puritan Fund                                220    20,187,230  -    -     17,947,682   20,187,230   2,239,548

 Fidelity Investments  Magellan Fund         252      45,091,279                      -    -     45,091,279   45,091,279

 Fidelity Investments  Magellan Fund                               238    38,686,814  -    -     36,392,113   38,686,814   2,294,701

 Fidelity Investments  Growth and Income
                        Portfolio            251      35,597,711                      -    -     35,597,711   35,597,711

 Fidelity Investments  Growth and Income
                        Portfolio                                  234    36,482,318  -    -     32,594,268   36,482,318   3,888,050

 Fidelity Investments  Intermediate
                        Bond Fund            240      23,767,132                      -    -     23,767,132   23,767,132

 Fidelity Investments  Intermediate
                        Bond Fund                                  210    23,624,202  -    -     23,666,921   23,624,202    (42,719)

 Fidelity Investments  Retirement Money
                        Market Portfolio     256     279,579,199                      -    -    279,579,199  279,579,199

 Fidelity Investments  Retirement Money
                        Market Portfolio                           253   290,961,290  -    -    290,961,290  290,961,290

 Fidelity Investments  U.S. Equity Index
                        Portfolio            251      41,410,926                      -    -     41,410,926   41,410,926

 Fidelity Investments  U.S. Equity Index
                        Portfolio                                  246    42,836,754  -    -     38,347,925   42,836,754   4,488,829

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